UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        THE A CONSULTING TEAM, INC.
       -------------------------------------------------------------
                              (Name of Issuer)


                       COMMON STOCK, $0.01 PAR VALUE
      --------------------------------------------------------------
                       (Title of Class of Securities)


                                   000881
            --------------------------------------------------
                               (CUSIP Number)


                               MARCH 19, 2000
       -------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   [ ] Rule 13d-1(b)
   [X] Rule 13d-1(c)
   [ ] Rule 13d-1(d)

                              ---------------




                       13G                              PAGE 2 OF 5

----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Arison Investments Ltd. (no U.S. I.D. number)
----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |X|
----------------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
----------------------------------------------------------------------------
     NUMBER OF         5    SOLE VOTING POWER
       SHARES                 357,142*
    BENEFICIALLY       -----------------------------------------------------
      OWNED BY          6       SHARED VOTING POWER
        EACH
     REPORTING         -----------------------------------------------------
       PERSON           7       SOLE DISPOSITIVE POWER
        WITH                      357,142*
                       -----------------------------------------------------
                        8       SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         357,142*
----------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                   |_|
----------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%*
----------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
           Co.
----------------------------------------------------------------------------

--------

* Out of which 321,428 shares are subject to the right to be acquired by the Reporting Person within 60 days of the date of the purchase agreement. See Item 4 below.




ITEM 1(a). NAME OF ISSUER:

               The A Consulting Team, Inc. (the "Issuer" or the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               200 Park Avenue South
               New York, New York 10003.

ITEM 2(a). NAME OF PERSON FILING:

               This Schedule is filed by Arison Investments Ltd., the "Reporting Person." Any disclosures made herein with respect to persons other than the Reporting Person are made upon information and belief.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business addresses of the Reporting Person are as follows:

               Golda Center
               23 Shaul Hamelech Boulevard
               Tel-Aviv, 64367
               Israel

ITEM 2(c). PLACE OF ORGANIZATION:

        Israel

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e). CUSIP NUMBER:

               000881

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               N/A

ITEM 4.  OWNERSHIP:

        (a)    Amount beneficially owned: 357,142 Common Stock (the "Shares").

               321, 428 Common Stock out of the 357,142 Common Stock are in the form of warrants exercisable within 60 days following the execution date of the purchase agreement (March 19, 2000).

               In addition, the Reporting Person holds warrants to acquire additional 378,150 shares of Common Stock of the Company, exercisable during the period starting from the expiration of 120 days after the execution date of the purchase agreement (March 19, 2000) and until the second anniversary thereof.

               Furthermore, under the terms of the purchase agreement, upon the exercise in full of all warrants by the Reporting Person and by certain additional investors and subject to the fulfillment of certain additional conditions, the Company undertook to take actions to cause the Board of Directors of the Company to approve and appoint, and/or nominate and cause the shareholders of the Company to elect one person designated by the Reporting Person together with such additional investors to be a member of the Board of Directors of the Company. The Reporting Person disclaims any beneficial ownership of any shares held by such other investors in the Company.

        (b)    Percent of class: 5.5%

        (c)    (i)  Sole power to vote or direct the vote: 357,142;
               (ii) Sole power to dispose or to direct the disposition of shares: 357,142.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               N/A

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N/A

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               N/A

ITEM 10.       CERTIFICATION:

               N/A


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              ARISON INVESTMENTS LTD.


                                              By: /s/ Moddi Kevet
                                                  _________________________
                                                 Name:  Moddi Kevet
                                                 Title: Vice President &
                                                        Chief Financial Officer


                                                     3/30/00
                                              ____________________________
                                                      (Date)